Filed pursuant to Rule 424(b)(3)
File No. 333-123815

Prospectus Supplement No. 3
(To Prospectus dated May 3, 2005)

VISTULA COMMUNICATIONS SERVICES, INC.

34,197,488 shares of common stock

        This prospectus supplement supplements the Prospectus dated May 3, 2005, as previously supplemented, relating to the resale of 34,197,488 shares of our common stock. This prospectus supplement should be read in conjunction with the Prospectus.

Recent Developments

Consulting Agreement with Bushido Capital

        On June 3, 2005, we entered into a Consulting Agreement with Bushido Capital Partners in which we agreed to engage Bushido to provide business consulting services to us, including advising us on credit line formation for our wholesale call services business and introducing us to potential credit line providers. In consideration for these services, we have agreed to pay Bushido $200,000 in cash and to issue to Bushido a warrant to purchase 200,000 shares of our common stock at an exercise price of $1.00 per share. The warrant expires on June 3, 2010. Fifty percent of the cash consideration was paid upon execution of the Consulting Agreement, and the balance of the cash consideration is payable in six equal monthly installments of $16,666.67 commencing on July 3, 2005. We have also agreed to indemnify Bushido from claims arising in relation to the services it provides to us under the Consulting Agreement.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 4 of the Prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 9, 2005